EXHIBIT J-2

Pro Forma Capitalization of Xcel Energy Inc.
as of March 31, 2003 (in 000’s)

					As adjusted for deconsolidation of
			As adjusted for		NRG and issuance of $200 million
	March 31, 2003*		deconsolidation of NRG[1]		of common stock[2]

Current Portion of Long Term Debt	$7,590,417	36.1%	$595,839	5.1%	$595,839	5.0%
Short Term Debt	1,437,721	6.8%	406,762	3.4%	406,762	3.4%
Long-Term Debt	6,606,704	31.4%	5,423,588	46.0%	5,423,588	45.2%

Total Debt	$15,634,842	74.3%	$6,426,189	54.5%	$6,426,189	53.6%
TOPRS	$494,000	2.3%	$494,000	4.2%	$494,000	4.1%
Preferred Stock	105,320	0.5%	105,320	0.9%	105,320	0.9%

Total Preferred Equity	$599,320	2.8%	$599,320	5.1%	$599,320	5.0%
Common Stock	$4,766,814	22.7%	4,766,814	40.4%	$4,966,814	41.4%
Minority Interest	35,615	0.2%	5,800	0.0%	5,800	0.0%

Total Common Equity	$4,802,429	22.8%	$4,772,614	40.5%	$4,972,614	41.4%
TOTAL CAPITALIZATION	$21,036,591	100.0%	$11,798,123	100.0%	$11,998,123	100.0%

*	Common stock equity includes par value, capital in excess of par value, retained earnings, accumulated other comprehensive income and minority interest. NRG liabilities reclassified as held for sale (formerly classified as debt and minority interest) have been excluded from this calculation.

1.	Reflects deconsolidation of NRG reducing debt by approximately $9,208,653,000, of which $6,994,578,000 is current portion and $1,030,959,000 is short-term debt. (NOTE: This does not reflect any accounting adjustments for the tentative settlement agreement with NRG creditors.)

2.	Reflects the issuance by Xcel Energy of $200 million of common stock in accordance with the terms of the Settlement Agreement.

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